13012672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 Colonnade Center Drive, Suite 401
(No. and Street)

Raleigh	North Carolina	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker (919) 846-2324
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

5430 Wade Park Boulevard, Suite 208	Raleigh	North Carolina	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Exp. 10/16/2014 Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 919-754-9370
Fax: 919-754-9369
www.bdo.com

5430 Wade Park Boulevard
Suite 208
Raleigh, NC 27607

Independent Auditor's Report

The Member
Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

Certified Public Accountants
February 25, 2013

Financial Statements

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31,		2012
Assets		
Cash	$	267,466
Due from affiliates, net		124,744
Service fee receivable		38,000
Prepaid expenses		23,564
Total Assets	$	453,774
Liabilities		
Accounts payable & accrued expenses	$	27,565
Total Liabilities		27,565
Member's Equity		426,209
Total Liabilities and Member's Equity	$	453,774

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Income

Year ended December 31,		2012
Revenues		
Investment service fees	$	144,307
Service fees		3,911,141
Total Revenues		4,055,448
Expenses		
Payroll and related expenses		1,857,590
Marketing events and materials		307,365
Travel, meals and entertainment		423,231
Professional fees		81,493
Regulatory fees and expenses		58,275
Rent		65,173
Office expenses		67,797
Insurance		22,846
Service fees		13,690
Depreciation		23,371
Other expenses		11,517
Total Expenses		2,932,348
Net Income	$	1,123,100

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Changes in Member's Equity

		Member's Equity
Balance, January 1, 2012	$	501,456
Net income		1,123,100
Distributions		(1,198,347)
Balance, December 31, 2012	**$**	**426,209**

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2012
Operating Activities	
Net income	$ 1,123,100
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in service fee receivable	12,255
Decrease in due from affiliates, net	10,896
Decrease in prepaid expenses	1,309
Decrease in accounts payable and accrued expenses	(31,900)
Net Cash Provided by Operating Activities	1,115,660
Financing Activities	
Distributions	(1,198,347)
Net Cash Used in Financing Activities	(1,198,347)
Net Decrease in Cash	(82,687)
Cash, beginning of period	350,153
Cash, end of period	$ 267,466

See accompanying notes to financial statements.

1. Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company") was organized on January 4, 2007 as a limited liability company under the laws of the state of North Carolina. The Company provides investment services to investors as a fully disclosed broker-dealer. The Company is licensed to operate in all fifty states and Puerto Rico and is registered and regulated by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for customers and does not perform custodial functions related to customer securities.

The Company is a wholly-owned subsidiary of Hatteras Capital Investment Management ("HCIM"), which provides investment advisory services to various funds within the Hatteras family of pooled investment vehicles.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

Cash

The Company maintains cash deposits with PNC Bank. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). As such, in the event of PNC Bank's insolvency, recovery of Company assets may be limited to the amount insured by the FDIC.

Service Fees Receivable and Due from Affiliates

The Company records service fees receivable when fees have been earned. Fees related to unrelated parties are included in service fees receivables. Amounts owed for services provided to Hatteras Investment Partners, LLC ("HIP") and Hatteras Capital Investment Partners, LLC ("HCIP"), affiliated entities, are included in Due from Affiliates. The Company evaluates collectability of its receivables and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2012, the Company did not deem an allowance for uncollectible accounts to be necessary.

Revenue Recognition

The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements with HIP and HCIM or internal accounting policies documented among the affiliated entities. Service fees are recognized when earned and are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

Through a Fee Allocation Agreement with HCIP as the General Partner of Hatteras Late Stage VC Fund I, L.P. ("LSVC"), and HCIM, the Investment Manager to LSVC, the Company earns investor service fees for placement agent and investor services. Investor service fees are recognized when earned and are calculated as a percentage of committed capital less the cost basis of the portfolio securities sold, distributed or written off.

Concentration of Credit Risk

The Company derives its revenues from a small number of clients and there is a concentration of receivables associated with these clients.

Income Taxes

The Company is a wholly-owned subsidiary of HCIM. HCIM is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, HCIM files a consolidated return which includes reporting all of the Company's net income.

Expenses

The Company participates in an expense sharing agreement with HIP with which it shares office facilities. A portion of expenses reflected on the statement of income are allocations of relevant expenses in accordance with the agreement and are generally based on percentage of time, space, and equipment used by certain HIP employees in conducting activities related to the Company.

2. Related Party Transactions

Included in the statement of income are investor service fees and service fees from HCIM and certain of its affiliates. In addition, the statement of income includes operating expenses resulting from the expense sharing arrangement with HIP.

The following table sets forth the Company's related party revenues, expenses, receivables and payables for the year ended December 31, 2012:

December 31,	2012
Investor service fees from LSVC	$ 138,307
Service fees from HIP	1,405,210
Service fees from HCIM	2,505,931
Total Revenues	**$ 4,049,448**
Operating expenses allocated from HIP	2,783,719
Total Expenses	**$ 2,783,719**
Due from HCIM	$ 208,058
Due to HIP	83,314
Net Related Party Receivables	**$ 124,744**

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had regulatory net capital of $219,902 and a required minimum regulatory net capital of $5,000.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section k(2)(i).

4. Indemnifications

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is currently unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

5. Subsequent Events

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2013, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,		2012
Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital:		
Total member's equity from statement of financial condition	$	426,209
Less: Nonallowable assets:		
Due from affiliates		162,744
Other assets		23,563
Other deductions		20,000
Net Capital		219,902
Computation of Basic Net Capital Requirement:		
6-2/3% of $27,565, aggregate indebtedness		1,838
Minimum net capital required, pursuant to Rule 15c3-1		5,000
Minimum dollar net capital requirements of reporting broker/dealer		5,000
Excess net capital		214,902
Computation of Aggregate Indebtedness:		
Accounts payable and accrued expenses		27,565
Total Aggregate Indebtedness Liabilities	$	27,565
Percentage of Aggregate Indebtedness to Net Capital		12.5%

BDO

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Hatteras Capital Distributors, LLC

In planning and performing our audit of the financial statements of Hatteras Capital Distributors, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Company's management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants
February 25, 2013

SIPC Report

Hatteras Capital Distributors, LLC

Agreed-Upon Procedures
Securities Investor Protection Corporation ("SIPC") General Assessment Reconciliation

Year Ended December 31, 2012

Confidential Treatment Requested for this Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation for the Year Ended December 31, 2012

The report accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Hatteras Capital Distributors, LLC

Agreed-Upon Procedures

Securities Investor Protection Corporation ("SIPC") General Assessment Reconciliation

Year Ended December 31, 2012

Hatteras Capital Distributors, LLC

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires:April 30, 2013
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 Colonnade Center Drive, Suite 401
(No. and Street)

Raleigh	North Carolina	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker (919) 846-2324
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

5430 Wade Park Boulevard, Suite 208	Raleigh	North Carolina	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY S. ADAMS NOTARY PUBLIC WAKE COUNTY N.C.

[signature]

Signature

Chief Financial Officer

Title

[signature]

Exp. 10/10/2014 Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 919-754-9370
Fax: 919-754-9369
www.bdo.com

5430 Wade Park Boulevard
Suite 208
Raleigh, NC 27607

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Member
Hatteras Capital Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Hatteras Capital Distributors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on lines 2B and 2G of page 1 of Form SIPC-7 totaling $2,044.00 and $1,863.73, respectively, with the respective cash disbursement record entries in the check register of the Company noting no differences;

2. Compared the amount reported on the audited Form X-17A-5 for the year ended December 31, 2012, as total revenue of $4,055,448, with the amount reported in Item No. 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared the amount reported for Item No. 2c.(1) on Form SIPC-7 totaling $2,492,357 with supporting schedules and working papers prepared by the Company detailing revenues from distribution of shares of a registered open end investment company noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers referred to in 3. above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

BDO USA, LLP

Certified Public Accountants
February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067555 FINRA DEC
HATTERAS CAPITAL DISTRIBUTORS LLC 14*14
HATTERAS CAPITAL
8540 COLONNADE CENTER DR STE 401
RALEIGH NC 27615-3052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
LANCE BAKER 919-846-2324

2. A.	General Assessment (item 2e from page 2)		$3,907.73
B.	Less payment made with SIPC-6 filed (exclude interest) August 15, 2012 Date Paid		(2,044.00)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,863.73
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$1,863.73
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1,863.73	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hatteras Capital Distributors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 19th day of FEBRUARY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2012
and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,055,448
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,492,357
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,492,357
2d. SIPC Net Operating Revenues	$1,563,091
2e. General Assessment @ .0025	$3,907.73

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